FOR IMMEDIATE RELEASE	July 29, 2019

Micromem Provides Update

Toronto, Ontario and New York, New York, July 29, 2019 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to provide the following update on its progress with the current negotiations that it has been conducting with Repsol SA ("Repsol") .

Micromem and Repsol (collectively, "the Parties") have been pursuing a letter of intent since January 2019. The Parties have now agreed to move forward with  the negotiation of a final, binding contract to complete the development work which was initiated in 2017.The goal for the final contract will be to clarify both the development plan and timetable to commercialize the initial version of the RT Lube technology that was originally negotiated.  Once the initial version has been commercialized, the Parties anticipate that they will co-develop an advanced, miniaturized MEMS compatible version of the technology for broader commercial application.

Micromem will provide further updates on the completion of the agreement.

About Micromem

Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, Micromem successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

   CSE - Symbol: MRM

Shares issued: 293,538,497

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com